UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2020
Commission File Number 001-15144
TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Incorporation by Reference
This report on Form 6-K and the exhibit hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-232601), the registration statement on Form F-3D (File No. 333-232967) and the registration statements on Form S-8 (File Nos. 333-181463 and 333-125486), of TELUS Corporation.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: February 19, 2020

Exhibit Index
Exhibit Number	Description of Document

99.1	Material Change Report dated February 18, 2020